China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

Xi’an, Shaanxi Province

China 710038

April 25, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 8, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the Form 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 9 – page 65

1.	We have read your response to comment 6 from our letter dated January 15, 2013. You disclose in your 2008 Form 10-K/A3 filed on October 30, 2009 that you entered into a contract with Xi’an Baqiao local government for a rubber dam construction project and committed to spend approximately $1,026,017 for this project. In reviewing your 2009, 2010 and 2011 Forms 10-K it is not clear whether there is clear disclosure regarding the status of this project. In your response letter you state that you have only constructed two rubber dams for the government, which appears less than originally proposed in the Exclusive Right Agreement and the costs for these two projects were RMB 73.6 million. In future filings please clarify and quantify the material components of the work in process and/or completed pursuant to the Exclusive Right Agreement. Please also address the reasons why any work included in the Exclusive Right Agreement has not begun and your expectation of when such work may start.

Response:

The Company respectfully advises the Staff that in future filings we will include details of the projects carried out pursuant to the Exclusive Right Agreement. The work included in the Exclusive Right Agreement is only a general guideline for the terms of cooperation between the local government and the Company. The actual work to be performed by the Company on behalf of the local government is determined on a case-by-case basis. The Company does not have control over the timing or scope of future projects to be engaged by the local government and does not know the details of such projects until the local government approaches us regarding such projects. Thus far, we have only been engaged by the local government to construct the two rubber dams. Currently, the Company does not have any other ongoing projects engaged by the Baqiao local government. Going forward, the Company will include the status of the projects engaged by the local government, if any, the reasons why work under such engagements has not begun, if applicable, and our expectation as to when such work may start, to the extent such information is available

2.	We understand that approximately $5 million of amortization has been recognized on your $51 million development right intangible asset. This asset was recognized on your 2007 New Land acquisition and was based on a development contract with an initial stated expiration date of June 30, 2011 that was extended in 2010 to 2016. In your May 15, 2007 8-K reporting the acquisition, you disclosed that the 487 acre project was expected to be fully sold by 2010 and that development costs and profits were expected to be $309.5 million and $168.9 million, respectively. Based on the disclosures in your September 30, 2012 10-Q, we understand that of the 487 acres: 18.4 acres were sold in 2007; 79 acres are being developed in the Puhua project with completion expected in 2014; 42 acres will be developed in the Golden Bay project between 2013 and 2014; 107 acres will be developed in the Textile project between 2013 and 2018; and that no specific development plans exist for the remaining 241 acres. Given the materiality of the asset to your total equity, please expand your MD&A critical accounting policy disclosure in future filings to quantify the material assumptions supporting your amortization policy for the asset. Specifically address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date. For each period presented, quantify the numerator and denominator profit assumptions that support the amortization expense recognized in each period. See Section 501.14 of the Financial Reporting Codification.

Response:

The Company respectfully advises the Staff that we did not acquire any new land use rights in connection with the development right intangible asset during the fiscal years ended December 31, 2010, 2011 and 2012. We expect to acquire the land use right for our Golden Bay project in 2013. Upon acquiring the land use right, we will include the following sample accounting policy disclosure about the amortization of the exclusive development right in the MD&A of our future filings:

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The Company amortizes the intangible asset when a land use right in connection to the exclusive development right is acquired by calculating the profit the specific land use right may generate over the total estimated profit and applying this percentage to the total intangible. This amortization policy ensures the amortization matches the realization of the economic benefit of the exclusive development right when the actual land use right is acquired. The Company records the amortization of the exclusive development right in construction in progress (“CIP”) and then allocates it to each building based on the gross floor area (“GFA”) of each building.

During the period, we acquired a land use right for our [project name]. The land use right will generate an estimated profit of $XX based on the price difference between what we pay and the market price if we sell the land immediately. This profit is XX% of total estimated profit of $XX that may be generated by the remaining exclusive development right when all land use rights in connection with the remaining intangible were obtained. The Company recorded an amortization of $XX on the intangible asset by applying the percentage of XX% to the remaining intangible asset. The amortized amount is recorded in our CIP of the [project name] and then allocated to each building within the [project name] based on the designed GFA of each building.

The Company will also address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date. The expected development period is between 2009 and 2020 as disclosed in our Form 10-K.

3.	We have read response 7 in your February 7, 2013 letter and it remains unclear whether your accounting complies with the guidance in ASC 835-20-25 and ASC 835-20-30. Please quantify the following assumptions and explain in detail the factors considered in making these determinations for the Puhua Real Estate Development joint venture entity:

•	The average amount of accumulated expenditures for qualifying assets during 2009, 2010, 2011 and in 2012;

•	The average amounts of borrowings in 2009, 2010, 2011 and in 2012, the interest rates on those borrowings and the resulting weighted average interest rates, and the corresponding amounts of interest incurred each period;

•	The capitalization rate used in each period; and

•	The total interest cost capitalized each period on the qualifying assets.

Further, please explain how you determined that interest was capitalized only on assets that were actively under development each period as opposed to assets of the joint venture for which development had not commenced in accordance with ASC 835-20-15-8. In this regard, we understand that completion of the 79 acre real estate development project may not occur until 2014 or later.

Response:

The Company respectfully advises the Staff as follows:

The Company has summarized in the following table the information about the Puhua joint venture’s accumulated expenditures, borrowings and interest rates for the fiscal years ended December 31, 2012, 2011, 2010 and 2009 according to the Staff’s request.

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USD	Average amount of accumulated expenditures for qualifying assets	Average borrowings	Total interest incurred and capitalized	Capitalization rate
2009	$27,162,538	$6,201,754	$49,158	0.79%
2010	$75,420,785	$58,233,925	$20,809,305	35.73%
2011	$129,032,623	$55,258,839	$17,495,733	31.66%
2012	$187,525,055	$41,589,266	$12,492,417	30.04%

(The average amount of accumulated expenditures for qualifying assets, borrowing and capitalization rate is approximated by adding the opening and ending balances of each reporting period and dividing by two to approximate the average amounts.)

Borrowings balances of the Puhua joint venture as at December 31, 2012, 2011 and 2010 are as follows (the capitalized interest in 2009 was immaterial, so we have not included a table for the loan balance as at December 31, 2009):

Loan balance as at December 31, 2012
Lender	Balance (US$)	Annual interest rate
Bank of Beijing loan	22,471,549	6.56%
Changcheng Fund	4,815,332	19.00%
Days Hotel	1,637,213	20.00%

Loan balance as at December 31, 2011
Lender	Balance (US$)	Annual interest rate
Bank of Beijing loan	27,010,280	6.56%
Convertible debt*	2,108,086	5.00%
Carrying value of mandatorily redeemable non-controlling interests	19,935,482	45.00%

Loan balance as at December 31, 2010
Lender	Balance (US$)	Annual interest rate
Bank of Beijing loan	22,727,273	5.85%
Convertible debt*	5,200,589	5.00%
Carrying value of mandatorily redeemable non-controlling interests	33,535,969	45.00%

*	The face value of the convertible debt was $10.2 million. The table only reflects the portions allocated to the Puhua project. The interest rate of 5% incurred and capitalized represents only the stated interest on the loan agreement.

ASC 835-20-25-3 stipulates the following:

The interest capitalization period shall begin when the following three conditions are present:

a.	Expenditures for the asset have been made.

b.	Activities that are necessary to get the asset ready for its intended use are in progress.

c.	Interest cost is being incurred.

Interest capitalization shall continue as long as those three conditions are present.

Since the Company started expenditures and activities even before the project land use right was obtained and the Company has continuously developed all phases of the Puhua project, the interest capitalization period began as soon as borrowing occurred and interest was incurred as required by ASC 835-20-25-3.

In addition, all the borrowings are avoidable if the Puhua project expenditures did not occur (most of the borrowings were made specifically for the Puhua project and the average borrowings were always significantly lower than the average amount of accumulated expenditures for qualifying assets). Therefore, the related interests related to these borrowings are capitalized as required by ASC 835-20-30-2.

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The capitalization rate used is based on the weighted average of the rates applicable to the outstanding borrowings of the entity during the period as required by ASC 835-20-30-3 and 835-20-30-4.

The Company also capitalized the interest that did not exceed the total amount of interest cost incurred as required by ASC 835-20-30-6.

Also, we would also like to advise the Staff that the requirement to exclude “land that is not undergoing activities necessary to get it ready for its intended use” from being a qualifying asset under ASC835-20-15-8 is not applicable. Even though we develop the Puhua project (79 acre) in phases, various costs, such as the overall Puhua project design and the specific design for each building and the preliminary work to get the raw land ready for construction, are incurred in all phases. That is, even if a phase is not in construction, costs, such as those for design, applying for necessary construction permits and other shared costs, are still being incurred on an ongoing basis, and the work related to such costs is being carried out on an ongoing basis. As such, we capitalize interests related to all phases of the Puhua project because all phases, including the land use right acquired, are continuously undergoing activities for development and construction.

4.	Please clarify for us how you classified the $30 million payments to Prax in your 2010 and 2011 Statements of Cash Flows. We understand that in response to our comment you agreed to classify such amounts as investing activities. However, it now appears that the interest component should be classified as operating activities whereas the principal payments should be classified as financing activities. Please tell us your consideration of ASC 230-10-45-15 and ASC 230-10-45-17 as they apply to this issue.

Response:

The Company respectfully advises the Staff as follows:

We recorded the amount owed to Prax as a mandatorily redeemable non-controlling interest in subsidiaries. Upon the amendment of the agreement in 2010, the amount was treated as a borrowing from Prax that was subsequently extinguished through three (3) fixed repayments over three years. There was no specific delineation as to whether the repayments to Prax that occurred during the fiscal years ended December 31, 2010, 2011 and 2012 were repayments of principle or interest.

According to ASC 230-10-45-15(b), repayments of amounts borrowed should be classified as financing activities while ASC 230-10-45-17(d) states that cash payments to lenders and other creditors in the form of interest payments should be recorded as operating activities. Since the interest portion cannot be separated from the principle payments, the repayment amounts were treated as repayments of borrowings. Therefore, we classified all the three repayments as financing activities in our 2012 Form 10-K.

5.	We understand that you applied a 45% discount rate to estimate the fair value of the Prax mandatorily redeemable financial instrument in May 2010. Please explain why you used a discount rate that substantially exceeded the borrowing rate on your other obligations. For example, page 61 of your December 31, 2009 10-K reports that you negotiated a 10% interest rate on any guarantee obligations payable to Prax. Also, page 60 of your December 31, 2009 10-K reports a 6.6% average interest rate on secured borrowings with maturities less than or equal to one year. Further, page 12 of your March 31, 2010 10-Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. Tell us also why you did not use a risk free rate of return in calculating fair value given that Prax retained all of their stock and attached voting and distribution rights until they actually received the prescribed cash payments from you. The risk profile in this arrangement, where Prax does not surrender any consideration until they are paid by you, is substantially different from your lending arrangements where the bank gives you cash upfront and only has collateral rights with which to obtain repayment in the event of default. It appears that the impact of using a 45% rate instead of the 10% rate has enabled you to increase your total assets and equity by approximately $30 million. See the guidance in ASC 835-30-25-12.

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Response:

The Company respectfully advises the Staff as follows:

ASC 835-30-25-12 states:

(a)	that the choice of a rate may be affected by the credit standing of the issuer, restrictive covenants, the collateral, payment and other terms pertaining to the debt, if appropriate, the tax consequences to the buyer and seller.

(b)	that the prevailing rates for similar instruments of issuers with similar credit ratings will normally help determine the appropriate interest rate for determining the present value of a specific note at its date of issuance; and

(c)	that in any event, the rate used for valuation purposes shall be the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction.

As such, when we assessed the interest rate used, we considered the nature, background, timing and terms of the borrowing from Prax. We also tried to consider our similar instruments with similar credit ratings, if any, and the rate at which we could obtain those from other sources.

We justify the 45% discount rate used as follows:

The borrowing from Prax is different from all of our other loans from state owned banks and private fund companies. The financing from Prax was for funding the initial acquisition of the land use right of our Puhua project, while the loans we have obtained from state owned banks and other private fund companies were borrowed to fund ongoing construction and daily operations. The Prax financing was not secured by assets other than the shares of Success Hill, which indirectly hold the Puhua Project.

In early 2010, an amendment was entered to cause us to redeem Prax’s special share over three years and its interest in Puhua was classified as a liability to us. Upon signing the amendment, Prax’s return was fixed, and although Prax still legally owned the attached voting and distribution rights, these were just protection for Prax in case it did not receive the full payments as stipulated in the amendment and promised by us. The reclassified liability was still not secured by any collateral other than Prax’s shares in the Puhua project.

From Prax and our perspectives, it would be highly inappropriate to use a risk free rate to calculate the fair value of the liability upon amendment because the loan was very risky for Prax due to the fact there was no other security for the loan and the only protection Prax had was a quasi-shareholder right. As such, there was and is a fundamental difference between the Prax financing and all of our other loans.

In China, it is a general policy that state owned banks will not finance private land use right acquisition (this acts as a way for the government to curb the overheated real estate market) and private fund companies also prefer to fund projects that are already undergoing significant construction and use the projects as collateral. Therefore, financing obtained to fund a project from the very beginning (i.e., obtaining the project land use right) usually is accompanied by a very high interest rate, as lenders require a much higher rate of return on such projects.

Once we can commence the pre-sale of a project, which happens after the land use right is obtained and the preliminary work on the land is done, we can collect customer deposits and mortgage payments from banks to fund the ongoing project. At this time, the project becomes self-sustaining and the Company can usually obtain additional loans using the on-going project as collateral to borrow additional loans to fund the remaining construction costs and our daily operations if required. However, this was not the case when the funds from Prax were obtained.

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The other construction/operating loans that we have obtained have been fully secured and/or guaranteed by other group entities/individuals, therefore, the required return by the lenders or interest rates are usually lower as compared to a financing to fund initial land use right acquisition. However, given that real estate financing is generally considered to be high risk, we are still experiencing approximately 20% interest on our current construction/operating loans. For example, the loans from Cube Fund (repaid in the 2012 fiscal year) charged us a 9.6% interest rate plus approximately 11% in financing fees (21% in total) and our current loan from Changcheng Financing Company Limited charges us a total of 19%. (Current loans from JP Morgan, Bank of China offshore branch, and LUSO Bank are all fully secured by restricted cash in our PRC bank accounts and were borrowed to repay our offshore creditors. Therefore, they have a relatively low 3% interest rate.) All these loans were or are fully collateralized by our assets and hence have a lower interest rates.

The timing of the Prax financing was also key to the credit standing and the related discount rate. The Prax financing was entered into in late 2008, the year of global financial crisis, which started with the bursting of the real estate bubble. This caused the search for financing for our Puhua project to be rather difficult. We believe that the timing of the Prax financing increased the risk factor by at least 1.5 to 2 times.

Considering the above as required by ASC 835-30-25-12 and applying ASC 820-10-55-6, 820-10-55-8 and 820-10-55-10 and 820-10-55-B31 as included in our response #7 of our letter dated February 7, 2013, we concluded that a 45% discount rate is reasonable.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Xiaohong Feng Chief Executive Officer

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